Exhibit 99.6

April 21, 2020

TO:	Autorité des marchés financiers
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

RE:	Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs:

Following the annual meeting of shareholders of TFI International Inc. (the “Corporation”) held on April 21, 2020 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors of the Corporation

A ballot was conducted with respect to the election of directors. The ten individuals named below were elected as directors of the Corporation until the next annual meeting of shareholders, with the following results:

	Votes For		Votes Withheld
Name	Number	%	Number	%
Leslie Abi-Karam	65,543,552	99.93	44,009	0.07
Alain Bédard	61,580,712	93.89	4,006,849	6.11
André Bérard	60,898,905	92.85	4,688,656	7.15
Lucien Bouchard	61,890,250	94.36	3,697,311	5.64
Diane Giard	65,431,630	99.76	155,931	0.24
Richard Guay	59,976,773	91.45	5,610,788	8.55
Debra Kelly-Ennis	65,433,149	99.76	154,412	0.24
Neil D. Manning	63,749,023	97.20	1,838,538	2.80
Arun Nayar	65,392,543	99.70	195,018	0.30
Joey Saputo	61,597,135	93.92	3,990,426	6.08

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Corporation by voice vote.

TFI INTERNATIONAL INC.

per:	(signed) Josiane M. Langlois
Josiane M. Langlois, Secretary